September 2, 2025

Kent A. Hansen
Chief Financial Officer
Kingsway Financial Services Inc.
10 S. Riverside Plaza, Suite 1520
Chicago, IL 60606

       Re: Kingsway Financial Services Inc.
           Registration Statement on Form S-1
           Filed August 26, 2025
           File No. 333-289859
Dear Kent A. Hansen:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Daniel P. Raglan, Esq.